Oklahoma Gas and Electric Company
SEC Method of
Ratio of Earnings to Fixed Charges

Exhibit 12.01

	Year Ended Dec 31, 2002	Year Ended Dec 31, 2003	Year Ended Dec 31, 2004	Year Ended Dec 31, 2005	Year Ended Dec 31, 2006	Nine Months Ended September 30, 2007
Earnings:						
Pre-tax income*	$197,572,191	$175,604,686	$160,634,550	$182,280,019	$234,092,939	$215,069,260
Add Fixed Charges*	44,577,061	42,582,265	42,234,286	52,379,698	66,983,118	49,753,841
Subtotal	242,149,252	218,186,951	202,868,836	234,659,717	301,076,057	264,823,101
Subtract:						
Allowance for funds used during construction	905,189	538,624	1,661,732	2,232,715	4,486,530	2,375,013
Total Earnings	241,244,063	217,648,327	201,207,104	232,427,002	296,589,527	262,448,088
Fixed Charges:						
Long-term debt interest expense*	38,171,798	36,899,911	36,890,073	42,117,662	50,300,510	38,205,613
Other interest expense	3,044,837	2,443,702	2,246,574	7,314,465	14,300,066	9,915,731
Calculated interest on leased property	3,360,426	3,238,652	3,097,639	2,947,571	2,382,542	1,632,497
Total Fixed Charges	$44,577,061	$42,582,265	$42,234,286	$52,379,698	$66,983,118	$49,753,841
Ratio of Earnings to Fixed Charges	5.41	5.11	4.76	4.44	4.43	5.27

* Excludes interest of $2,362,800 related to FIN No. 48 liabilities for the nine months ended September 30, 2007.